UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Dated January 4, 2006
Commission file number 0-21080
ENBRIDGE INC.
(Exact name of Registrant as specified in its charter)

Canada	None
(State or other jurisdiction	(I.R.S. Employer
of incorporation or organization)	Identification No.)
3000, 425 – 1st Street S.W.
Calgary, Alberta, Canada T2P 3L8
(Address of principal executive offices and postal code)
(403) 231-3900
(Registrants telephone number, including area code)
[Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F ☐	Form 40-F ☑
[Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934].

Yes ☐	No ☑
THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENTS ON FORM S-8 (FILE NO. 333-13456, 333-97305, 333-6436 AND 333-127265), FORM F-3 (FILE NO. 33-77022) AND FORM F-10 (FILE NO. 333-122526) OF ENBRIDGE INC. AND TO BE PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

The following documents are being submitted herewith:
•	Press Release dated December 8, 2005
•	Press Release dated December 12, 2005
•	Press Release dated December 19, 2005
•	Press Release dated December 22, 2005
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENBRIDGE INC. (Registrant)

Date: January 4, 2006	By:	/s/ “Alison T. Love”
Alison T. Love
Vice President & Corporate Secretary

NEWS RELEASE
Enbridge commences construction of 400,000 bpd
Southern Access expansion
CALGARY, Alberta and HOUSTON, December 8, 2005 — Enbridge Inc. (TSX/NYSE:ENB) and Enbridge Energy Partners, L.P. (NYSE:EEP) (the “Partnership”) today announced that they are commencing construction of their 400,000 barrel per day (bpd) Southern Access expansion project. The expansion received strong shipper support during last summer’s Open Season and has been endorsed by the Canadian Association of Petroleum Producers (CAPP). CAPP’s endorsement will permit Enbridge and the Partnership to file negotiated settlements for Canadian and U.S. regulatory approvals of tariff rate surcharges, using a cost-of-service-based tolling methodology. Fieldwork will commence immediately to ensure completion in early 2009, with capacity increases to start in 2007.
The Canadian portion of the expansion project from Hardisty, Alberta, to the international border near Neche, North Dakota, will be undertaken by Enbridge Inc. on its Canadian mainline system, at a cost of approximately US$135 million in 2005 dollars.
The U.S. portion of the expansion will be undertaken on the Partnership’s Lakehead System with the first stage to add 44,000 bpd of capacity in 2007 and up to an additional 146,000 bpd by early 2008. The first stage includes a new 30-inch pipeline between Superior and Delavan, Wisconsin, along with pump station enhancements upstream and downstream of this segment. The expansion project’s second stage will add additional upstream pumping capacity and new pipeline from Delavan to Flanagan, Illinois, with completion in early 2009. At Flanagan, the new line will have access to Chicago and will interconnect with Enbridge Inc.’s Spearhead Pipeline to provide access to Cushing, Oklahoma. Completion of the total Southern Access expansion project will create a new 454-mile pipeline and will add 400,000 bpd of incremental capacity to the Lakehead System. The total cost of the U.S. portion of the expansion is currently estimated at US$815 million (2005 dollars) including estimated tankage requirements.
The expansion project is the first part of the overall Southern Access Program, which also involves an extension of the mainline system from Flanagan south to the major pipeline hub at Patoka, Illinois. The extension is planned to provide 300,000 bpd of capacity to move Canadian crude to new markets south of Chicago, at a cost of approximately U.S. $250 million. The extension will be undertaken by Enbridge Inc. but will be integrated with the Partnership’s mainline system for tolling purposes.
Patrick D. Daniel, President & Chief Executive Officer of Enbridge Inc., said, “We’ve worked closely with customers to arrive at the optimum pipeline solution to meet their needs to access markets of choice. The Southern Access expansion is one of the cornerstones of a broader market access strategy undertaken by Enbridge and the Partnership to provide timely, economical, integrated transportation solutions to connect growing supplies of production from Alberta’s oil sands to key refinery markets in the U.S. Midwest and beyond.”
Daniel added, “The mainline expansion will ensure adequate capacity to Chicago, at favorable tolls, through 2009. With the mainline expansion component of the strategy now under way, our next priority will be to finalize discussions with shippers and CAPP on the Southern Access extension. Together the Southern Access expansion and extension form a pipeline network that will provide lower tolls than any other alternative for transportation of Canadian crude to U.S. destinations beyond Chicago, including Patoka, Wood River, Cushing and the U.S. Gulf Coast.”

Additional information on the Southern Access Program is posted at www.enbridgepartners.com.
ABOUT ENBRIDGE ENERGY PARTNERS
Enbridge Energy Partners, L.P. owns and operates a diversified portfolio of crude oil and natural gas transportation systems in the U.S. Its principal crude oil system is the largest transporter of growing oil production from western Canada. The system’s deliveries to refining centers in the U.S. Midwest account for approximately 10 percent of total U.S. oil imports; while deliveries to Ontario, Canada satisfy approximately 60 percent of refinery demand in that region. The Partnership’s natural gas gathering, treating, processing and transmission assets, which are principally located onshore in the active U.S. Mid-Continent and Gulf Coast area, deliver more than 2 billion cubic feet of natural gas daily. Enbridge Energy Management, L.L.C. (NYSE:EEQ) (www.enbridgemanagement.com) manages the business and affairs of the Partnership and its principal asset is an approximate 18 percent interest in the Partnership. Enbridge Energy Company, Inc., an indirect wholly owned subsidiary of Enbridge Inc. is the general partner and holds an approximate 11 percent interest in the Partnership.
ABOUT ENBRIDGE INC.
Enbridge Inc. (www.enbridge.com) is a leader in energy transportation and distribution in North America and internationally. As a transporter of energy, Enbridge operates, in Canada and the United States, the world’s longest crude oil and liquids pipeline system. Enbridge also has international operations and a growing involvement in the natural gas transmission and midstream businesses. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company, which provides distribution services in the provinces of Ontario and Quebec, and in New York State; and is developing a gas distribution system for the Province of New Brunswick. Enbridge is a Canadian company and its common shares trade on the Toronto Stock Exchange in Canada and on the New York Stock Exchange in the United States under the symbol ENB.
LEGAL NOTICE
When used in this news release, words such as “anticipates”, “expects”, “plans”, “will” and similar expressions are intended to identify forward-looking statements. Such statements are subject to certain risks, uncertainties and assumptions pertaining to factors such as: (1) changes in the demand for, or the supply of, and price trends related to crude oil and natural gas liquids; including the rate of development of the Alberta Oil Sands; (2) changes in or challenges to Enbridge Partners’ tariff rates; (3) the effects of competition, including by other pipeline systems; (4) regulatory approvals; and (5) performance of other parties. Reference should also be made to Enbridge Partners’ filings with the U.S. Securities and Exchange Commission, including its Annual Report on Form 10-K for the most recently completed fiscal year, for additional factors that may affect results. These filings are available to the public over the Internet at the SEC’s web site (www.sec.gov) and via Enbridge Partners’ web site.

CONTACTS:
Enbridge Energy Partners

Investor Relations:	Media:
Tracy Barker	Denise Hamsher
(866) EEP INFO or (866) 337-4636	(713) 821-2089
E-mail: eep@enbridge.com	E-mail: usmedia@enbridge.com
Enbridge Inc.

Investor Relations:	Media:
Bob Rahn	Jim Rennie
(403) 231-7398	(403) 231-3931
Email: bob.rahn@enbridge.com	Email: jim.rennie@enbridge.com

NEWS RELEASE
Enbridge to acquire 65% interest in Olympic Pipe Line Company
CALGARY, Alberta, December 12, 2005 — Enbridge Inc. (TSX, NYSE: ENB) today announced that it will acquire a 65% common share interest in the Olympic Pipe Line Company (Olympic) from Arco MidCon LLC, a wholly owned subsidiary of BP, for a total consideration of US$101.9 million, which includes Enbridge’s share of existing shareholder debt. Closing of the purchase is anticipated to occur by year end, subject to receipt of regulatory approvals and customary closing conditions. The acquisition is expected to be immediately accretive to earnings per share.
Olympic owns the largest refined products pipeline in the State of Washington, transporting approximately 290,000 barrels per day (bpd) of gasoline, diesel and jet fuel. The pipeline system extends 480 kilometres (300 miles) from Blaine, Washington to Portland, Oregon, connecting four Puget Sound refineries to terminals in Washington and Portland. Olympic delivers refined product to terminals in Washington (Seattle, Renton, Tacoma, Olympia, Vancouver) and Portland. Olympic is the sole supplier of jet fuel to the Seattle-Tacoma International Airport and is a major supplier to the Portland International Airport. The system consists of 640 kilometres (400 miles) of 6-to-20-inch diameter pipe, a 500,000-barrel products terminal, 9 pumping stations and 21 delivery points or facilities. Arco MidCon LLC will continue to own the remaining 35% interest and BP Pipelines (North America) Inc. will remain in its role as operator of the pipeline system.
“The investment in Olympic Pipe Line Company is consistent with the Enbridge strategy of investing in stable energy infrastructure assets that come with strong organic growth opportunities,” said J. Richard Bird, Enbridge Group Vice President, Liquids Pipelines. “This investment enables Enbridge to enter the U.S. refined products pipeline business in a growing market and new geographic region. It also further expands and diversifies the investment base of Enbridge and provides an important window into the U.S. West Coast market.”

Enbridge Inc., a Canadian company, is a leader in energy transportation and distribution in North America and internationally. As a transporter of energy, Enbridge operates, in Canada and the U.S., the world’s longest crude oil and liquids transportation system. The Company also has international operations and a growing involvement in the natural gas transmission and midstream businesses. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company, and provides distribution services in Ontario, Quebec, New Brunswick and New York State. Enbridge employs approximately 4,400 people, primarily in Canada, the U.S. and South America. Enbridge’s common shares trade on the Toronto Stock Exchange in Canada and on the New York Stock Exchange in the U.S. under the symbol ENB. Information about Enbridge is available on the Company’s web site at www.enbridge.com.

Certain information provided in this news release constitutes forward-looking statements. The words “anticipate”, “expect”, “project”, “estimate”, “forecast” and similar expressions are intended to identify such forward-looking statements. Although Enbridge believes that these statements are based on information and assumptions that are current, reasonable and complete, these statements are necessarily subject to a variety of risks and uncertainties pertaining to operating performance, regulatory parameters, weather, economic conditions and commodity prices. You can find a discussion of those risks and uncertainties in our Canadian securities filings and American SEC filings. While Enbridge makes these forward-looking statements in good faith, should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary significantly from those expected. Enbridge assumes no obligation to publicly update or revise any forward-looking statements made herein or otherwise, whether as a result of new information, future events or otherwise.

Contacts:

Media:	Investment Community:
Jim Rennie	Bob Rahn
(403) 231-3931	(403) 231-7398
Email: jim.rennie@enbridge.com	Email: bob.rahn@enbridge.com
Media:
Denise Hamsher
(713) 821-2089
Email: usmedia@enbridge.com

NEWS RELEASE
Enbridge announces successful conclusion
of Gateway Pipeline Open Season
CALGARY, Alberta, December 19, 2005 — Enbridge Inc. (TSX/NYSE: ENB) today announced that the Open Season for the Gateway Petroleum Export Pipeline concluded successfully on December 16, 2005. Non-binding indications of interest in excess of the 400,000 barrels per day (bpd) economic threshold were received.
The Petroleum Export Pipeline will provide low-cost transportation from the origination of Gateway at Edmonton, Alberta, to the west coast of British Columbia, at Kitimat, then via marine transport to Asia and U.S. west coast markets. The additional pipeline capacity will be required to provide expanded market access for crude oil expected to be produced in growing amounts from Alberta’s oil sands. The Petroleum Export Pipeline is one component of the Gateway Project, which also involves a Condensate Import Pipeline. Enbridge is also working to conclude negotiation of precedent agreements with the potential condensate pipeline shippers.
Commenting on the Open Season results, J. Richard Bird, Enbridge Group Vice President, Liquids Pipelines said, “The response to the Open Season exceeded our expectations and supports continued preparations to file a full regulatory application in 2006, following the Preliminary Information Package filed earlier this year. Based on the level of subscriptions, we will look at increasing the planned pipeline diameter from 30 inches to 36 inches. At throughput levels above 400,000 bpd, the 36-inch line would permit a significant reduction in tolls. Together with the synergies we can now plan on from constructing the condensate line and the crude line in tandem, the increased scale for both pipelines would provide a very economical pipeline system.”
Enbridge will work with the shippers who participated in the Open Season to finalize binding precedent agreements and initial pipeline capacity. The regulatory application will be filed following completion of binding agreements for both pipelines, subject to satisfactory completion of the environmental assessment and mitigation plan, and public and aboriginal consultation.

Enbridge Inc., a Canadian company, is a leader in energy transportation and distribution in North America and internationally. As a transporter of energy, Enbridge operates, in Canada and the U.S., the world’s longest crude oil and liquids transportation system. The Company also has international operations and a growing involvement in the natural gas transmission and midstream businesses. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company, and provides distribution services in Ontario, Quebec, New Brunswick and New York State. Enbridge employs approximately 4,400 people, primarily in Canada, the U.S. and South America. Enbridge’s common shares trade on the Toronto Stock Exchange in Canada and on the New York Stock Exchange in the U.S. under the symbol ENB. Information about Enbridge is available on the Company’s web site at www.enbridge.com.

Certain information provided in this news release constitutes forward-looking statements. The words “anticipate”, “expect”, “project”, “estimate”, “forecast” and similar expressions are intended to identify such forward-looking statements. Although Enbridge believes that these statements are based on information and assumptions that are current, reasonable and complete, these statements are necessarily subject to a variety of risks and uncertainties pertaining to operating performance, regulatory parameters, weather, economic conditions and commodity prices. You can find a discussion of those risks and uncertainties in our Canadian securities filings and American SEC filings. While Enbridge makes these forward-looking statements in good faith, should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary significantly from those expected. Enbridge assumes no obligation to publicly update or revise any forward-looking statements made herein or otherwise, whether as a result of new information, future events or otherwise.
Enbridge Contacts:

Media	Investment Community
Jim Rennie	Bob Rahn
(403) 231-3931	(403) 231-7398
E-mail: jim.rennie@enbridge.com	E-mail: bob.rahn@enbridge.com

NEWS RELEASE
Enbridge files regulatory application for Waupisoo Project
CALGARY, Alberta, December 22, 2005 — Enbridge Pipelines (Athabasca) Inc., a wholly owned subsidiary of Enbridge Inc., has filed an application for regulatory approval for the Waupisoo Pipeline Project with the Alberta Energy and Utilities Board and other provincial government departments. Subject to regulatory approval in mid-2006, the expected in-service date of the pipeline is mid-2008.
Enbridge will construct the 30-inch diameter, 380-kilometre long Waupisoo Pipeline at an estimated cost of Cdn$400 million (in 2005 dollars) to transport crude oil from the Alberta oil sands to the Edmonton area refinery hub. The line’s initial capacity will be 350,000 barrels per day with a maximum capacity of 600,000 barrels per day.
The Waupisoo Project’s scope also includes a 16-inch diluent return line, which would operate from the Edmonton area refinery hub north to the oil sands region, and would be constructed in conjunction with the Waupisoo crude oil pipeline. The estimated cost of the diluent line is approximately Cdn$200 million.
On September 9, 2005, Enbridge announced that it has reached an agreement on long-term crude oil shipping commitments on the Waupisoo Pipeline with a group of founding shippers. Shipping commitments have not been finalized on the diluent line.
The Waupisoo Pipeline will initiate at Enbridge’s Cheecham Terminal on the Athabasca Pipeline and terminate adjacent to Enbridge’s mainline Edmonton Terminal. The pipeline route, which was defined through the project’s public consultation process and field studies, was selected to minimize impact on environmentally sensitive areas, aboriginal traditional territories and agricultural lands.

Enbridge Inc., a Canadian company, is a leader in energy transportation and distribution in North America and internationally. As a transporter of energy, Enbridge operates, in Canada and the U.S., the world’s longest crude oil and liquids transportation system. The Company also has international operations and a growing involvement in the natural gas transmission and midstream businesses. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company, and provides distribution services in Ontario, Quebec, New Brunswick and New York State. Enbridge employs approximately 4,400 people, primarily in Canada, the U.S. and South America. Enbridge’s common shares trade on the Toronto Stock Exchange in Canada and on the New York Stock Exchange in the U.S. under the symbol ENB. Information about Enbridge is available on the Company’s web site at www.enbridge.com.

Certain information provided in this news release constitutes forward-looking statements. The words “anticipate”, “expect”, “project”, “estimate”, “forecast” and similar expressions are intended to identify such forward-looking statements. Although Enbridge believes that these statements are based on information and assumptions that are current, reasonable and complete, these statements are necessarily subject to a variety of risks and uncertainties pertaining to operating performance, regulatory parameters, weather, economic conditions and commodity prices. You can find a discussion of those risks and uncertainties in our Canadian securities filings and American SEC filings. While Enbridge makes these forward-looking statements in good faith, should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary significantly from those expected. Enbridge assumes no obligation to publicly update or revise any forward-looking statements made herein or otherwise, whether as a result of new information, future events or otherwise.

For further information:

News media:	Investment community:
Bruce DeBaie	Bob Rahn
Enbridge Pipelines (Athabasca) Inc.	Enbridge Inc.
(403) 231-5768	(403) 231-7389
bruce.debaie@enbridge.com	bob.rahn@enbridge.com